

TEAM MEMBER OF **SelfDecode**

Paving the way for
precision health.



Puya Yazdi, M.D. · 3rd

Co-Founder & Chief Science Officer & Chief Medical Officer @
SelfDecode | Genomics & AI/ML Evangelist

Los Angeles Metropolitan Area · Contact info

500+ connections

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SelfDecode

Keck School of Medicine of
the University of Southern...

Experience



Chief Science Officer & Chief Medical Officer
SelfDecode
Sep 2019 – Present · 1 yr 11 mos

Conceiving, designing, developing, implementing, leading, and launching an AI-based Precision
Medicine platform that combines genomics with medical records.

 Invest in SelfDecode: AI
platform that provides...



Chief Science Officer & Executive Medical Director
SelfHacked.com
Sep 2019 – Present · 1 yr 11 mos

Master of medical content, author, reviewer, and regulatory swiss army knife.

 Puya Yazdi, Author at
SelfHacked

Founder & CEO/CSO
SYSTOMIC HEALTH LLC
Jul 2014 – Sep 2019 · 5 yrs 3 mos

Founded and funded a profitable biotechnology company that focused on providing genomics,
bioinformatics, and precision medicine solutions to the life sciences industry. Previous clients
include Allergan, Caladrius Biosciences, and Omega Protein. Still active as a private company for
royalties from developed IP.   ...see more



Co-Founder
AvaSun
2018 – 2019 · 1 yr

Developed from R&D research conducted at Systomic Health.

 Avasun™ - Joint nutrition
backed by science.

Medical Director
Cyvex Nutrition
Sep 2010 – Aug 2014 · 4 yrs

Lead and launched R&D projects, regulatory affairs, and medical communications.

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Education



Keck School of Medicine of the University of Southern California
Doctor of Medicine - MD



Stanford University School of Medicine
Pathology Residency Program



UC Irvine
Bachelor's degree, Biology/Biological Sciences, General

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Accomplishments

12 Publications

A review of the biologic and pharmacologic role of docosapentaenoic acid n-3 • Biochemistry and Biology of Avocado and Soy Unsaponifiables in Osteoarthritis • Differential gene expression reveals mitochondrial dysfunction in an imprinting center deletion mouse model of Prader-Willi syndrome.
• Effects of Arthrocen, an avocado/soy unsaponifiables agent, on inflammatory mediators and gene expression in human chondrocytes • Evolution of late-life mortality in Drosophila melanogaster.
• Hepatic proteomic analysis revealed altered metabolic pathways in insulin resistant Akt1(+/-)/Akt2(-/-) mice. • In Vitro Effects of Arthrocen, an Avocado/Soy Unsaponifiables Agent, on Inflammation and Global Gene Expression in Human Monocytes. • Increasing Nucleosome Occupancy Is Correlated with an Increasing Mutation Rate so Long as DNA Repair Machinery Is Intact. • Novel remodeling of the mouse heart mitochondrial proteome in response to acute insulin stimulation. • Nucleosome Organization in
A review of the biologic and pharmacologic role of docosapentaenoic acid n-3 • Biochemistry and Biology of Avocado and Soy Unsaponifiables in Osteoarthritis • Differential gene expression reveals mitochondrial dysfunction in an imprinting center deletion mouse model of Prader-Willi syndrome.
• Effects of Arthrocen, an avocado/soy unsaponifiables agent, on inflammatory mediators and gene expression in human chondrocytes • Evolution of late-life mortality in Drosophila melanogaster.
• Hepatic proteomic analysis revealed altered metabolic pathways in insulin resistant Akt1(+/-)/Akt2(-/-) mice. • In Vitro Effects of Arthrocen, an Avocado/Soy Unsaponifiables Agent, on Inflammation and Global Gene Expression in Human Monocytes. • Increasing Nucleosome Occupancy Is Correlated with an Increasing Mutation Rate so Long as DNA Repair Machinery Is Intact. • Novel remodeling of the mouse heart mitochondrial proteome in response to acute insulin stimulation. • Nucleosome Organization in Human Embryonic Stem Cells. • Rapamycin and chloroquine: the in vitro and in vivo effects of autophagy-modifying drugs show promising results in valosin containing protein multisystem proteinopathy.
• Skeletal muscle mitochondrial depletion and dysfunction in chronic kidney disease.

3 Projects

Avasun • SelfDecode V2 • Selfhacked Articles